Exhibit 77Q1(e)(1)


	     Addendum to Management Agreement
	     between Lord Abbett Investment Trust and
	     Lord, Abbett & Co. LLC
	     Dated October 11, 2016

      Lord, Abbett & Co. LLC and Lord Abbett
Investment Trust on behalf of its series, Lord
Abbett Ultra Short Bond Fund (the "Fund"), do hereby agree that the annual management fee rate for the Fund stated in paragraph 2 of the Management Agreement dated October 20, 1993
("the Agreement"), shall be amended as follows:

	0.20% on the Fund's average daily net assets.

	For purposes of Section 15 (a) of the
Investment Company Act of 1940, as amended, this Addendum and the Agreement shall together constitute the investment advisory contract of the Fund.



	LORD, ABBETT & CO. LLC



	By: /s/Lawrence H. Kaplan
	Lawrence H. Kaplan
	Member and General Counsel



      LORD ABBETT INVESTMENT TRUST



	By:/s/Brooke A. Fapohunda
	Brooke A.Fapohunda
	Vice President and Assistant Secretary




	Dated: October 11, 2016